Exhibit 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30, 2012

		Fiscal Years Ended December 31,
		2011	2010	2009	2008	2007

Net (loss) earnings and fixed charges	($267,350)	$431,519	($1,521,450)	($215,960)	($642,423)	($1,545,048)

Ratio of net (loss) earnings and fixed charges to fixed charges (2)	(1)	6.8X	(1)	(1)	(1)	(1)

Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	6.8X	(1)	(1)	(1)	(1)

(1)	Earnings were not adequate to cover fixed charges in the amount of $267,350, $1,521,450, $215,960, $642,423, and $1,545,048 for the six months ended June 30, 2012, and the fiscal years ending December 31, 2010, December 31, 2009, December 31, 2008, and December 31, 2007, respectively.
(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.